VISIONQUEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	8,111
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		8,111
Deductions and/or charges:		-
Net capital before haircuts on securities positions		8,111
Net capital	$	8,111

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	41
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	3,111
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	2,111

There are no differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2015.